TRANSGLOBE ENERGY CORPORATION TESTS OIL IN WESTERN DESERT OF EGYPT

TSX: “TGL” & NASDAQ: “TGA”

Calgary, Alberta – June 1, 2010 - TransGlobe Energy Corporation (“TransGlobe” or the “Company”) announces a new oil discovery in the Western Desert of the Arab Republic of Egypt (“Egypt”).

EGYPT

East Ghazalat (50% Working Interest)

TransGlobe is pleased to announce that oil was recovered on test from Safwa NW-1, its latest exploration well in the East Ghazalat Concession in the Western Desert of Egypt. Wire line logs across the Lower Bahariya Formation confirmed approximately 30 feet of net, producible oil-bearing reservoir with an average porosity exceeding 20%. A 14 foot interval was perforated and tested at a rate of 250 barrels of light, 34º API oil per day. The well is currently suspended awaiting a full test.

The Safwa NW-1 well is located 2.5 kilometers to the northwest of the Safwa #1 discovery well which tested 300 barrels of oil per day from the same formation. Safwa NW-1 was the fourth well and the second discovery in the exploration drilling program conducted by operator Vegas Oil & Gas SA (“Vegas”) in partnership with TransGlobe. A fifth well located approximately 1.7 kilometers northeast of Safwa NW-1 is expected to spud in June to further appraise the Safwa structure. Fracture stimulation to increase oil production rates from the Bahariya Formation is also being investigated.

Mr. Ross Clarkson, President and CEO, was quoted “TransGlobe’s entry into the prolific Western Desert in the East Ghazalat Concession is an exciting addition to our 2010 exploration program. The appraisal drilling at Safwa NW-1 is confirming the structural closure identified on the 3-D seismic mapping. We are encouraged that, with additional testing of the reservoir and continued drilling success, we may move to a commercial development in 2011.”

The 858 km2 East Ghazalat Concession is located in the prolific Abu Gharadiq basin of Egypt’s Western Desert, approximately 250 kilometers west of Cairo. East Ghazalat was awarded to Vegas on June 5, 2007 and is currently in the first, three-year exploration period which ends in early June 2010. There are two additional exploration period extensions of two years each. Subject to approval of the Egyptian Government, 25% of the original concession will be relinquished prior to entering the respective extension periods. All work commitments for the first, three-year exploration period have been met.

TransGlobe Energy Corporation is a Calgary-based, growth-oriented oil and gas exploration and development company focused on the Middle East/North Africa region with production operations in the Arab Republic of Egypt and the Republic of Yemen. TransGlobe’s common shares trade on the Toronto Stock Exchange under the symbol TGL and on the NASDAQ Exchange under the symbol TGA.

Cautionary Statement to Investors:
This news release may include certain statements that may be deemed to be “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such statements relate to possible future events. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although TransGlobe’s forward-looking statements are based on the beliefs, expectations, opinions and assumptions of the Company’s management on the date the statements are made, such statements are inherently uncertain and provide no guarantee of future performance. Actual results may differ materially from TransGlobe’s expectations as reflected in such forward-looking statements as a result of various factors, many of which are beyond the control of the Company. These factors include, but are not limited to, unforeseen changes in the rate of production from TransGlobe’s oil and gas properties, changes in price of crude oil and natural gas, adverse technical factors associated with exploration, development, production or transportation of TransGlobe’s crude oil and natural gas reserves, changes or disruptions in the political or fiscal regimes in TransGlobe’s areas of activity, changes in tax, energy or other laws or regulations, changes in significant capital expenditures, delays or disruptions in production due to shortages of skilled manpower, equipment or materials, economic fluctuations, and other factors beyond the Company’s control. TransGlobe does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change, other than as required by law, and investors should not attribute undue certainty to, or place undue reliance on, any forward-looking statements. Please consult TransGlobe’s public filings at www.sedar.com and www.sec.gov/edgar.shtml for further, more detailed information concerning these matters.

For further information, please contact:

Investor Relations
Scott Koyich
Telephone: 403.262.9888
Email: investor.relations@trans-globe.com

Web site: http://www.trans-globe.com